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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Little Squaw Gold Mining Company
(Name of Issuer)
Common Stock
(Title of Class of Securities)
537522104
(CUSIP Number)
Forza Capital Management, LLC
2754 NW Crossing Drive, Suite 205
Bend, OR 97701
541.385.5076
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 7, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	537522104	Page	2	of	12

1	NAMES OF REPORTING PERSONS: Forza Capital Management, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		8,575,722

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,575,722

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,575,722

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	23.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	537522104	Page	3	of	12

1	NAMES OF REPORTING PERSONS: Forza Partners, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		6,169,022

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,169,022

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,169,022

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	16.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	537522104	Page	4	of	12

1	NAMES OF REPORTING PERSONS: David Atkinson

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		8,575,722

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,575,722

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,575,722

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	23.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	537522104	Page	5	of	12

1	NAMES OF REPORTING PERSONS: James Frazier

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		8,575,722

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,575,722

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,575,722

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	23.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
* SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D
     This Amendment No. 4 (the “Amendment”) to Schedule 13D (the “Schedule 13D”) is being filed on behalf of Forza Capital Management, L.L.C., a Delaware limited liability company (“Forza Capital”), Forza Partners, L.P., a Delaware limited partnership (“Forza Partners”), David Atkinson and James Frazier (Messrs. Atkinson and Frazier, together with Forza Capital and Forza Partners, the “Filers”). David Atkinson and James Frazier are the principals of Forza Capital. Forza Capital is the general partner of Forza Partners and Forza Partners II, L.P., a Delaware limited partnership (“Forza Partners II”). The Schedule 13D relates to shares of common stock, par value $0.10 per share (“Common Stock”) of Little Squaw Gold Mining Company, an Alaska corporation (the “Issuer”) held by Forza Partners, Forza Partners II and in Managed Accounts (as defined below) for which Forza Capital serves as investment manager and has the power to dispose of the Common Stock held in such Managed Accounts.
     This Amendment is being filed to report that Mr. David Atkinson was elected to the Board of Directors of the Issuer (the “Board”) on May 7, 2007. In addition to amending Item 4 to reflect Mr. Atkinson’s election to the Board, this Amendment amends Items 3, 5 and 7 of the Schedule 13D.
Item 3. Source and Amount of Funds
          As of the date hereof, the Filers had invested in Common Stock of the Issuer in the amount of: $3,969,532.34 through Forza Partners and Forza Partners II. In addition, Forza Capital and Messrs. Atkinson and Frazier have voting and/or dispositive power over Common Stock held in the Managed Accounts. Currently, 6,169,022 shares of Common Stock are held by Forza Partners, 6,700 shares of Common Stock are held by Forza Partners II and 2,400,000 shares of Common Stock are held in the Managed Accounts. The source of funds held by Forza Partners and Forza Partners II is the working capital of the Filers.
Item 4. Purpose of the Transaction
          On May 7, 2007, Mr. David Atkinson was elected to the Board of Directors of the Issuer.
          The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer. Although the Filers have no specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, the Filers at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Filers and/or other investment considerations. Also, consistent with the investment purpose, the Filers may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Filers may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer. Except to the extent the foregoing may be deemed a plan or proposal, the Filers have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Filers may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
          (a) As of the date hereof:
          1. Forza Capital and Messrs. Atkinson and Frazier may be deemed to beneficially own 8,575,722 shares of Common Stock of the Issuer, which represents 23.9% outstanding shares of Common Stock, which such percentage was calculated by dividing (i) 8,575,722, the number of shares of Common Stock beneficially owned by Forza Capital and Messrs. Atkinson and Frazier as of the date hereof (which was calculated by adding (a) 5,594,216, the number of shares of Common Stock held by Forza Partners plus (b) 574,806, the number of shares of Common Stock issuable upon conversion of warrants held by Forza Partners plus (c) 6,700, the number of Shares of Common Stock held by Forza Partners II plus (d) 2,400,000, the number of shares of Common Stock held in the Managed Accounts), by (ii) 36,455,172 shares of outstanding Common Stock (which was calculated by adding (x) 35,880,366, the number of shares of Common Stock outstanding as of March 8, 2007, based upon the Issuer’s Form 10-KSB filed with the Securities and Exchange Commission on March 23, 2007 plus (y) 574,806, the number of shares of Common Stock issuable upon conversion of warrants held by Forza Partners).
          2. Forza Partners may be deemed to beneficially own 6,169,022 shares of Common Stock of the Issuer, which represents 16.9% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) 6,169,022, the number shares of Common Stock beneficially owned by Forza Partners as of the date hereof (which was calculated by adding (a)5,594,216, the number of shares of Common Stock held by Forza Partners plus (b) 574,806, the number of shares of Common Stock issuable upon conversion of warrants held by Forza Partners), by (ii) 36,455,172 shares of outstanding Common Stock (which was calculated by adding (x) 35,880,366, the number of shares of Common Stock outstanding as of March 8, 2007, based upon the Issuer’s Form 10-KSB filed with the Securities and Exchange Commission on March 23, 2007 plus (y) 574,806, the number of shares of Common Stock issuable upon conversion of warrants held by Forza Partners).
          (b) Forza Capital, as general partner of Forza Partners and Forza Partners II, has the power to vote and/or dispose of the 6,169,022 shares of Common Stock held by Forza Partners, the 6,700 shares of Common Stock held by Forza Partners II, and as the investment manager for the Managed Accounts, has the power to vote and/or dispose of the 2,400,000 Shares of Common Stock held in the Managed Accounts. Forza Partners has the power to vote and/or dispose of the 6,169,022 shares of Common Stock it holds. As the principals of Forza Capital, Messrs. Atkinson and Frazier may direct the vote and/or disposition of the 6,169,022 shares of Common Stock held by Forza Partners and the 6,700 shares of Common Stock held by Forza Partners II, and have the power to vote and/or dispose of the 2,400,000 Shares of Common Stock held in the Managed Accounts.

          The filing of this statement on Schedule 13D shall not be construed as an admission that the Filers are for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock held by Forza Partners, Forza Partners II or the Managed Accounts. Pursuant to Rule 13d-4, the Filers disclaim all such beneficial ownership.
          (c) The transactions in the Issuer’s securities by the Filers from the date sixty days prior to this Amendment are listed as Annex A attached hereto and made a part hereof, unless such transactions were previously reported on the Schedule 13D.
          (d) Not Applicable.
          (e) Not Applicable.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, between Forza Capital, Forza Partners, David Atkinson and James Frazier.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 17, 2007

FORZA CAPITAL MANAGEMENT, L.L.C.

By: Name:	/s/ James Frazier James Frazier
Title:	Member

and

By:	/s/ David Atkinson
Name:	David Atkinson
Title:	Member

FORZA CAPITAL PARTNERS, L.P.
By: Forza Capital Management, L.L.C., its general partner

By: Name:	/s/ James Frazier James Frazier
Title:	Member

and

By:	/s/ David Atkinson
Name:	David Atkinson
Title:	Member

/s/ James Frazier

James Frazier

/s/ David Atkinson

David Atkinson

ANNEX A

Transaction		Number of Shares	Price per
Date	Account	Purchased/(Sold)	Share
4/2/07	Forza Partners, L.P.	2,000	1.07
4/27/07	Forza Partners, L.P.	5,300	1.13
5/8/07	Forza Partners II, L.P.	1,500	1.10
5/14/07	Forza Partners II, L.P.	500	1.05
5/15/07	Forza Partners II, L.P.	100	1.05
5/16/07	Forza Partners II, L.P.	700	1.03